Ballard Power Systems Inc.

News Release

Ballard Fuel Cell Modules To Power Fleet of Clean Energy Transit Buses in Norway

•	Demonstrates Europe’s commitment to state-of-the-art public transportation

•	Clean power “well-to-wheels”, including hydrogen production

For Immediate Release – February 15, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has entered into a contract for the supply of fuel cell power modules to power five zero-emission hydrogen fuel cell buses operated by the HyNor Oslo Buss group, to service the greater Oslo area.

“This contract is a further sign of the growth potential that clean fuel cell power has in the larger global transit bus marketplace, as transit agencies implement environmental improvements,” said Michael Goldstein, Ballard’s Chief Commercial Officer. “And, it is an important step in the execution of our strategy toward commercialization in the short-term.”

Under the contract announced by Ballard, Belgian coach manufacturer Van Hool NV has contracted with Ballard – following a competitive bidding process – to use the company’s FCvelocity® fuel cell module in the buses it will provide to the HyNor Oslo Buss group, comprised of the Ruter transit agency, Akershus County Administration, Oslo Municipality and Zero, an environmental organization. Siemens will also be a participant in the project, providing electric drive systems that will draw power from the Ballard fuel cell modules. Increased volumes of fuel cell-powered buses are expected to support cost and price reductions through scale economies, enabling fuel cell solutions to compete effectively with incumbent transit technologies.

Leopold Van Hool, Managing Director of Van Hool NV added, “We are very pleased to work with Ballard on the Oslo fuel cell buses. Ballard’s fuel cell modules are compact, deliver the high performance required for thirteen meter buses and offer the best warranty in the industry.”

The zero-emission 13-meter (43-foot) fuel cell buses will be put into regular passenger service by the end of 2011 and will be fueled by clean hydrogen produced locally at the Rosenholm bus depot. Hydrogen will be generated through electrolysis of water, using electrical energy from renewable sources. As a result, the Oslo bus fleet will reduce greenhouse gas (GHG) emissions by 100% on a well-to-wheels basis, compared to diesel or diesel hybrid alternatives, eliminating as much as 4,000 tons of CO2 over the first five-years of use.

Over that same period, the fleet is expected to operate approximately 20,000 hours, the equivalent of 450,000 kilometers (280,000 miles) per bus. The fleet will continue operating up to ten years, with the Ruter transit agency having an option to purchase as many as five additional buses during that time.

Mr. Konrad Ove Kjolstad, Contracts Manager for Ruter transit agency said “Ruter has been very encouraged by the success of the BC Transit Whistler fleet and we look forward to taking advantage of the technology available in Ballard’s fuel cell modules.”

Project funding will be provided by Norwegian state and municipal governments as well as the European Union’s Joint Technology Initiative (JTI). The JTI will accelerate development and deployment of clean technologies, including hydrogen and fuel cell-based energy systems and component technologies, helping the European Union achieve aggressive GHG reduction targets.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com